UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION

SAVINGS INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation

1901 Chouteau Avenue

St. Louis, Missouri 63103

Ameren Corporation

Savings Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

Ameren Corporation

Savings Investment Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements December 31, 2011 and 2010	4-14

Supplemental Schedule*

Schedule I - Schedule of Assets (Held at End of Year) December 31, 2011	15

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Ameren Corporation Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Savings Investment Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 28, 2012

Ameren Corporation

Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Investments at fair value (Notes 3, 4 and 5)	$1,485,382,322	$1,420,579,071

Receivables
Notes receivable from Participants	33,296,690	31,812,438
Participant contributions	2,301,953	2,138,931
Employer contributions	913,525	858,138
Dividends and interest	246,030	267,874
Due from brokers for securities sold	1,494,843	3,177,555

Total receivables	38,253,041	38,254,936

Total assets	1,523,635,363	1,458,834,007

Liabilities
Accrued expenses	269,007	235,583
Due to brokers for securities purchased	1,604,566	3,330,353

Total liabilities	1,873,573	3,565,936

Net assets available for benefits at fair value	1,521,761,790	1,455,268,071

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(17,507,302)	(14,424,035)

Net assets available for benefits	$1,504,254,488	$1,440,844,036

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010

Additions:
Investment income
Interest and dividends	$21,406,282	$25,104,971
Net appreciation in fair value of investments (Notes 3, 4 and 5)	19,473,646	126,222,899

Total investment income	40,879,928	151,327,870

Participant contributions	73,943,190	71,451,072
Employer contributions	27,236,630	26,567,080

Total additions	142,059,748	249,346,022

Deductions:
Benefits paid to participants	77,027,184	69,541,944
Administrative expenses (Note 6)	1,622,112	1,551,408

Total deductions	78,649,296	71,093,352

Net increase	63,410,452	178,252,670

Net assets available for benefits
Beginning of year	1,440,844,036	1,262,591,366

End of year	$1,504,254,488	$1,440,844,036

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan

General

The following is a summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”). Participants should refer to the Plan document for more complete information.

The Plan’s purpose is to provide all regular full-time management and contract employees (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the option to defer a portion of their annual base compensation, and incentive and other compensation (for management employees), for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to certain provisions of ERISA, as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Trust and Administrative Agreement.

Participation

All regular full-time employees are eligible to participate upon employment. If employees do not make an election, nor opt-out within 30 days of employment; they are automatically enrolled at a 6% pre-tax contribution rate, invested in a Target Retirement Date fund based upon their age 65, and further enrolled in auto-escalation increasing their pre-tax contribution 1% annually. Employees may opt-out or make alternative elections at any time.

Contributions

All Participants can contribute a maximum of 100% of their base compensation to the Plan. The Plan was amended on January 1, 2010, for management employees to include additional pay, besides base pay, as 401(k) eligible pay. Additional pay includes, but is not limited to, short-term incentive pay, bonuses, overtime, continuous operations pay and premium pay. Participant contributions are subject to annual limitations imposed by the Code ($16,500 in 2011 and 2010). The Company will make an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contribution depends on the Participant’s employment classification, and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants. The Company also makes true-up Employer Basic Matching Contributions for Participants who contribute the IRS maximum before the end of the year and, as a result, do not receive the full company match. The Employer Additional Matching Contributions are invested in the Ameren Stock Fund, and as such, are nonparticipant-directed investments, but Participants have the opportunity to immediately allocate these contributions to different investments if so desired.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

The Plan permits “catch-up” contributions for all employees age 50 and older. Eligible employees could contribute $5,500 in 2011 and 2010 as a “catch-up” contribution. The Company does not match “catch-up” contributions.

Participants direct their contributions and the Employer Basic Matching Contributions by electing that such contributions be placed in a single investment fund or allocated in increments of one percent to any combination of investment funds. Such fund allocation elections may be changed daily.

As part of the merger of the CILCO Employees’ Savings Plan into the Plan on January 1, 2004, the AES Stock Fund was added to the SIP to allow Participants time to transition this investment to other Plan funds. The fund was terminated effective December 31, 2010. Any balances held in the AES Stock Fund were automatically reallocated to the Target Retirement Date Fund closest to the Participant’s estimated retirement date, assuming retirement at age 65.

Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Notes Receivable from Participants

The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or 50% of the vested amount in the Participant’s account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2011 and 2010, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.

Vesting

The amounts in Participants’ accounts, including Company contributions, are fully vested at all times.

Payment of Benefits

The total amount of a Participant’s account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant. All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Stock Fund distributed in shares of Ameren common stock. Participants may withdraw certain basic contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the Participant’s account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of AmerenCIPS, to receive distributions prior to termination of employment of (a) all or a portion of a Participant’s account balance acquired at least 84 months prior to a distribution and (b) any portion of a Participant’s account balance acquired by dividends or other income. Any such distributions would be subject to tax withholding and potentially a 10% early withdrawal penalty similar to any other early Plan distribution unless the distribution is rolled over to an individual retirement account or other qualified plan.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

Investment contracts held by defined-contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are presented at fair value as of December 31, 2011 and 2010. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income from Ameren common stock is recorded when received. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Fees associated with administering the Plan are generally paid by the Plan. Trustee and recordkeeping fees are primarily paid via (1) revenue sharing payments (payments made directly from investment managers to the recordkeeper), (2) fees accrued in the investment funds that do not pay revenue sharing, and (3) flat dollar fees that are assessed to all Participants quarterly.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

New Accounting Standards

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 amends ASC 820, Fair Value Measurements and Disclosures, to require new disclosures related to transfers into and out of Levels I, II and III of the fair value hierarchy and additional disclosures relating to Level III measurements. The guidance also clarifies existing fair value measurement disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Adoption of ASU 2010-06 did not have a material impact on the Plan’s Financial Statements. The additional disclosure requirements effective for periods beginning after December 15, 2010 did not have an impact on the Plan’s Financial Statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plan. This update requires participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Previously, participant loans were classified as investments to be presented at fair value in accordance with ASC 820, Fair Value Measurements and Disclosures. This update was effective for fiscal years ending after December 15, 2010 and should be applied retrospectively. The Company adopted this policy during the year ended December 31, 2010 on a retrospective basis. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements. In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the Plan’s financial statements.

3.	Investments

The following table presents investments of the Plan at December 31, 2011 and 2010, respectively:

	2011	2010
Investments at Fair Value
Common Stock
Ameren Corporation(1)(2)	$191,741,896	$169,366,789
Managed Domestic Equity Funds
NWQ Small/Mid Cap Value Fund(1)	135,516,584	145,454,501
BlackRock Equity Index Fund(1)	108,850,671	100,809,640
American Funds Growth Fund of America(1)	93,624,929	106,236,985
Allianz NFJ Dividend Value Fund(1)	93,029,609	97,155,445
Vanguard Extended Market Index Fund(1)	76,077,516	78,803,902
Royce Value Plus Fund	14,757,129	16,982,529
Managed International Equity Fund
American Funds EuroPacific Growth Fund(1)	105,999,689	130,143,268
Managed Fixed Income Funds
Northern Trust Company Collective Stable Asset Fund(1)(3)	367,425,072	303,163,476
PIMCO Total Return Fund(1)	90,048,872	86,889,367
BlackRock TIPS Bond Index Fund	20,373,624	7,273,213
Fidelity Management Trust Co. Institutional Cash Portfolio	2,963,787	6,399,893
Managed Target Retirement Date Funds
BlackRock LifePath Index NL 2020 Fund	46,783,145	44,328,671
BlackRock LifePath Index NL 2025 Fund	36,794,208	33,720,030
BlackRock LifePath Index NL 2015 Fund	34,660,171	34,104,807
BlackRock LifePath Index NL 2030 Fund	22,679,718	20,801,918
BlackRock LifePath Index NL Retirement Fund	13,193,015	14,801,818
BlackRock LifePath Index NL 2035 Fund	9,949,088	8,300,052
BlackRock LifePath Index NL 2040 Fund	8,257,949	6,285,563
BlackRock LifePath Index NL 2045 Fund	6,324,502	5,009,286
BlackRock LifePath Index NL 2050 Fund	5,840,841	4,330,117
BlackRock LifePath Index NL 2055 Fund	490,307	217,801

Total investments	$1,485,382,322	$1,420,579,071

(1)	Investments that represent 5% or more of the Plan’s net assets at December 31, 2011.
(2)	Nonparticipant-directed portion $67,438,243 and $54,708,441 at December 31, 2011 and 2010, respectively.
(3)	The Northern Trust Company Collective Stable Asset Fund holds investment contracts that are presented at fair value. Contract value of those investments, representing the benefits available to Plan Participants, was $349,917,770 and $288,739,441 as of December 31, 2011 and 2010, respectively.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

During 2011 and 2010, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:

	2011	2010
Investments at Fair Value

Ameren Corporation Common Stock	$29,798,612	$2,157,223
Managed Fixed Income Funds	12,365,681	12,292,081
Managed Target Retirement Date Funds	1,937,471	17,986,798
Managed Domestic Equity Funds	(6,301,401)	85,775,378
Managed International Equity Fund	(18,326,717)	8,718,787
The AES Corporation Common Stock	–	(707,368)

Total net appreciation in fair value of investments	$19,473,646	$126,222,899

4.	Fair Value Measurements

The authoritative guidance issued by the Financial Accounting Standards Board regarding fair value measurement provides a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The provisions also establish a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2011. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded. Mutual funds and collective trust funds are valued at the net asset value (NAV) of shares or units held by the Plan at year end, representing the value at which shares of the fund may be purchased or redeemed. The fair value of the investments within the funds are based on quoted prices in active markets and securities valued using observable inputs or quotations from inactive markets. Under ordinary market conditions, redemptions are permitted as of valuation dates and are executed at NAV.

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2011:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Common stock	$191,741,896	$–	$–	$191,741,896
Mutual funds
Domestic equity funds	277,489,183	–	–	277,489,183
International equity funds	105,999,689	–	–	105,999,689
Fixed income funds	90,048,872	–	–	90,048,872
Collective trust funds
Domestic equity funds	–	244,367,255	–	244,367,255
Fixed income funds	–	390,762,483	–	390,762,483
Target retirement date funds	–	184,972,944	–	184,972,944

	$665,279,640	$820,102,682	$–	$1,485,382,322

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2010:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Common stock	$169,366,789	$–	$–	$169,366,789
Mutual funds
Domestic equity funds	299,178,861	–	–	299,178,861
International equity funds	130,143,268	–	–	130,143,268
Fixed income funds	86,889,367	–	–	86,889,367
Collective trust funds
Domestic equity funds	–	246,264,141	–	246,264,141
Fixed income funds	–	316,836,582	–	316,836,582
Target retirement date funds	–	171,900,063	–	171,900,063

	$685,578,285	$735,000,786	$–	$1,420,579,071

The Plan does not hold any investments requiring Level 3 measurements, and there have not been any transfers of assets between the levels from 2010 to 2011.

5.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments at and for the years ended December 31, 2011 and 2010, is as follows:

	2011	2010

Net assets
Ameren Common Stock Fund	$67,438,243	$54,708,441
Employer contributions receivable	327,131	307,128

Changes in net assets
Interest and dividends	3,096,479	2,770,828
Net appreciation in fair value of investments	10,018,555	853,271
Employer contributions	9,489,042	9,398,029
Benefits paid to Participants	(1,852,249)	(1,595,299)
Administrative expenses	(47,726)	(45,975)
Net transfer out to other investments	(7,954,296)	(3,318,901)

6.	Transactions with Parties-in-Interest

At December 31, 2011, the Plan held Company common stock with a cost and market value of $199,667,749 and $191,741,896, respectively. During 2011, the Plan purchased shares at a cost of $21,572,951 and sold shares valued at $26,824,933.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

At December 31, 2010, the Plan held Company common stock with a cost and market value of $211,617,948 and $169,366,789, respectively. During 2010, the Plan purchased shares at a cost of $35,348,381 and sold shares valued at $25,591,525.

At December 31, 2011, and December 31, 2010, respectively, the Plan held $2,963,787 and $6,399,893 in the Fidelity Management Trust Company Institutional Cash Portfolio, which is managed by the Trustee.

Fees paid by the Plan to the Trustee for recordkeeping and trust services were $1,170,694 and $1,141,191 for the years ended December 31, 2011 and December 31, 2010, respectively.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2011 and 2010:

	2011	2010

Net assets available for benefits per the financial statements	$1,504,254,488	$1,440,844,036
Amounts allocated to deemed distributions of notes receivable from Participants	(830,043)	(685,400)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	17,507,302	14,424,035

Net assets available for benefits per the Form 5500	$1,520,931,747	$1,454,582,671

Deemed distributions of notes receivable from Participants, resulting from defaults of notes receivable from Participants, are no longer considered assets of the Plan with respect to Form 5500 filings.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the years ended December 31, 2011 and 2010:

	2011	2010

Total additions per the financial statements	$142,059,748	$249,346,022
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the current year-end	17,507,302	14,424,035
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the prior year-end	(14,424,035)	(8,955,477)
Less: Interest income of defaulted notes receivable from Participants	(68,792)	(47,617)

Total income per the Form 5500	$145,074,223	$254,766,963

The following is a reconciliation of total deductions per the financial statements to total expenses per the Form 5500 for the years ended December 31, 2011 and 2010:

	2011	2010

Total deductions per the financial statements	$78,649,296	$71,093,352
Add: Net increase (decrease) in defaulted notes receivable from Participants	75,851	(53,547)

Total expenses per the Form 5500	$78,725,147	$71,039,805

8.	Federal Income Tax Status

The Company obtained its latest determination letter May 28, 2008, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

9.	Subsequent Events

Subsequent event procedures have been carried out to the date of the financial statement issuance.

Ameren Corporation

Savings Investment Plan

Schedule of Assets (Held at End of Year)

December 31, 2011	Schedule I

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

	Mutual Funds
	Allianz Global Investors Fund Management	NFJ Dividend Value Fund	$124,214,881	$93,029,609
	American Funds Group	EuroPacific Growth Fund	119,530,169	105,999,689
	American Funds Group	Growth Fund of America	92,017,112	93,624,929
	Pacific Investment Management Company	PIMCO Total Return Fund	89,251,506	90,048,872
	The Vanguard Group	Vanguard Extended Market Index Fund	66,743,295	76,077,516
	Royce	Royce Value Plus Fund	14,330,290	14,757,129
*	Fidelity Management Trust Company	FMTC Institutional Cash Portfolio	2,963,787	2,963,787

	Collective Investment Trusts
***	Northern Trust Company	Collective Stable Asset Fund	304,695,869	367,425,072
	Nuveen Fund Advisors	NWQ Small/Mid Cap Value Fund	149,482,531	135,516,584
	BlackRock	BlackRock Equity Index Fund	93,435,666	108,850,671
	BlackRock	BlackRock LifePath Index NL 2020 Fund	46,778,963	46,783,145
	BlackRock	BlackRock LifePath Index NL 2025 Fund	36,857,822	36,794,208
	BlackRock	BlackRock LifePath Index NL 2015 Fund	34,570,731	34,660,171
	BlackRock	BlackRock LifePath Index NL 2030 Fund	22,777,893	22,679,718
	BlackRock	BlackRock TIPS Bond Index Fund	19,337,380	20,373,624
	BlackRock	BlackRock LifePath Index NL Retirement Fund	13,117,810	13,193,015
	BlackRock	BlackRock LifePath Index NL 2035 Fund	10,004,859	9,949,088
	BlackRock	BlackRock LifePath Index NL 2040 Fund	8,303,647	8,257,949
	BlackRock	BlackRock LifePath Index NL 2045 Fund	6,386,918	6,324,502
	BlackRock	BlackRock LifePath Index NL 2050 Fund	5,896,465	5,840,841
	BlackRock	BlackRock LifePath Index NL 2055 Fund	493,880	490,307

	Common Stock
*	Ameren Corporation	Ameren Stock	199,667,749	191,741,896

	Notes Receivable
* **	Participants	Participant Loans	33,296,690	33,296,690

			$1,494,155,913	$1,518,679,012

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00% to 10.50% on loans maturing through 2021.
***	Collective Stable Asset Fund holds investment contracts that are presented at fair value. Contract value of those investments, representing the benefits available to Plan Participants, was $349,917,770 as of December 31, 2011.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

AMEREN SERVICES COMPANY
(Administrator)

By	/s/ Daniel F. Cole
Daniel F. Cole
President & CEO
Ameren Services Company

June 28, 2012

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm